

07000620

UNITEDSTATES
:ANDEXCHANGECOMMISSION
/ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michael A. Steinberg & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street
(No and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feld (212) 980-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 12 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & COMPANY, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 21 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN FELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHAEL A. STEINBERG & COMPANY, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL A. STEINBERG & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C.
185
SECTION

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Michael A. Steinberg & Company, Inc.
12 E. 49th Street - Suite 1202
New York, NY 10017

We have audited the accompanying statement of financial condition of Michael A. Steinberg & Company, Inc. (the "Company") as of December 31, 2006, and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Michael A. Steinberg & Company, Inc. as of December 31, 2006, in conformity with U. S. generally accepted accounting principles.



New York, New York
January 26, 2007

MICHAEL A. STEINBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	281,248
Other		6,832
Total assets	$	288,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	23,571
Due to affiliate		4,477
Total liabilities		28,048
Commitments and contingencies		
Stockholders' equity		
Capital stock - common, par value $.01		
Authorized: 50,000 shares		
Issued and outstanding: 25,000 shares		250
Additional paid-in capital		24,750
Retained earnings		235,032
Total stockholders' equity		260,032
Total liabilities and stockholders' equity	$	288,080

The accompanying notes are an integral part of these financial statements.

MICHAEL A. STEINBERG & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Michael A. Steinberg & Company, Inc. (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operated through October 2006 under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, was exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

During October 2006, the Company relinquished all of its customer accounts and presently is inactive in conducting business as a broker-dealer in securities.

(b) Securities Transactions

Securities transactions (and the related commission income and expense) are recorded on a trade date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid debt instruments purchased with a maturity of three months or less.

(d) Income Taxes

For income tax purposes, the stockholders have elected that the Company be treated under subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax laws. Accordingly, no provision has been made for federal or state income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

New York City tax law does not recognize "S" Corporation status. Accordingly, taxes, if applicable, have been provided for at current rates.

The Company's New York City net operating loss carryforward amounting to $251,000 expires in 2024. The deferred tax asset resulting from such net operating loss carryforward has been offset in full with a contra valuation allowance in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company shares nominal office space, personnel and other administrative expenses with an affiliated company. Administrative fees charged by the affiliate amounted to $18,720, of which $4,477 is payable at December 31, 2006.

Note 3 - Retirement Plans

Profit Sharing Plan

The Company sponsors a defined contribution profit sharing trust under a single employer plan. Contributions, if any, are at the discretion of the Company's Board of Directors, and are not to exceed 25% of aggregate compensation, and the amount allocated to the participant shall not exceed the lesser of $44,000 or 25% of his/her total compensation. There was no contribution made for the year ended December 31, 2006.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%, both as defined. At December 31, 2006, the Company had net capital, as computed under the rule, of $243,075, which was $238,075 in excess of the required amount. The Company's net capital ratio was 12%.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as at December 31, 2006, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.

END